As filed with the Securities and Exchange Commission on September 11, 2002
                                                    Registration No. 333-82870
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------
                        POST-EFFECTIVE AMENDMENT NO. 1
                                   ON FORM S-3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   -----------

                             VINA TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)
            Delaware                         3661                77-0432782
(State or other jurisdiction of  (Primary Standard Industrial   (IRS Employer
 incorporation or organization)   Classification Code Number)   Identification
                                                                    No.)

                             VINA Technologies, Inc.
                               39745 Eureka Drive
                                Newark, CA 94560
                                 (510) 492-0800
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                   -----------
                                 W. Michael West
                      President and Chief Executive Officer
                             VINA Technologies, Inc.
                               39745 Eureka Drive
                                Newark, CA 94560
                                 (510) 492-0800

       (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:
                              Stanton D. Wong, Esq.
                             Pillsbury Winthrop LLP
                                50 Fremont Street
                         San Francisco, California 94105
                                 (415) 983-1000
                                   -----------
        Approximate date of commencement of proposed sale to the public:
     Form time to time after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| File No. ____________
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                           ---------------------------

PROSPECTUS

                             VINA Technologies, Inc.

                                32,510,341 Shares

                                  Common Stock

     This prospectus relates to the offer and sale from time to time by the selling stockholders identified herein of up to 25,420,341 shares of our outstanding common stock and up to 7,090,000 shares of common stock issuable upon exercise of warrants. Each warrant entitles the holder to purchase one share of common stock for $1.00.

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders. After registration, the selling stockholders may sell the common stock from time to time to purchasers in privately negotiated transactions or may offer the shares through underwriters, broker-dealers or agents on terms to be determined at the time of the sale. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 21.

     The selling stockholders and any brokers, dealers, agents or underwriters that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act.

     VINA's common stock is quoted on the Nasdaq National Market under the symbol "VINA." On September 10, 2002, the closing price of our common stock was $0.18 per share.

     These securities involve a high degree of risk. See "Risk Factors," commencing on page 2.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

              The date of this prospectus is ______________, 2002.

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----


SELECTED CONSOLIDATED FINANCIAL DATA.......................................1
RECENT DEVELOPMENTS........................................................2
RISK FACTORS...............................................................2
ADDITIONAL OR UPDATED RISK FACTORS........................................15
FORWARD-LOOKING STATEMENTS................................................16
USE OF PROCEEDS...........................................................16
SELLING STOCKHOLDERS......................................................18
PLAN OF DISTRIBUTION......................................................21
LEGAL MATTERS.............................................................22
EXPERTS...................................................................22
WHERE YOU CAN FIND ADDITIONAL INFORMATION.................................22
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................24

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data for each of the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from VINA's audited consolidated financial statements. The selected consolidated financial data for the six months ended June 30, 2002 and 2001 have been derived from VINA's unaudited consolidated financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. This data should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus. See "Where You Can Find Additional Information."

                                                                                                     Six Months Ended
                                                          Years Ended December 31,                       June 30,
                                             ---------------------------------------------------    -------------------

                                               1997      1998       1999      2000      2001          2001      2002
                                             --------- --------- --------- ---------- ---------      -------- ---------
                                                    (in thousands, except per share data)
Consolidated Statements of Operations Data:

Net revenue............................          $579     $4,393   $12,700   $32,078    $45,112      $22,911    $13,063
Cost of revenue (excluding stock-based
   compensation).......................           542      2,054     7,713    19,240     28,714       15,316     10,286
                                             --------   --------  --------  --------  ---------     --------  ---------
Gross Profit (excluding
   stock-based compensation) ..........            37      2,339     4,987    12,838     16,398        7,595      2,777
Costs and expenses:
     Research and development (excluding
       stock-based compensation).......         1,906      4,174     6,690    12,609     18,841        9,544      9,185
     Selling, general and administrative
       (excluding stock-based compensation)     2,532      6,414    10,881    21,124     22,697       12,806      8,818
     Stock-based compensation, net (*).            79        154     4,715    24,169     10,570        8,326        150
     In-process research and development            -          -         -         -      5,081        5,081          -
     Amortization of intangible assets.             -          -         -         -      8,243        3,404        504
     Impairment of goodwill and intangible
       assets..........................             -          -         -         -          -            -     29,276
     Restructuring expenses (excluding
       stock-based compensation).......             -          -         -         -        991            -      1,575
                                             --------   --------  --------  --------  ---------     --------  ---------
           Total costs and expenses....         4,517     10,742    22,286    57,902     66,423       39,161     49,508
                                             --------   --------  --------  --------  ---------     --------   --------
Loss from operations...................        (4,480)    (8,403)  (17,299)  (45,064)   (50,025)     (31,566)   (46,731)
Other income, net......................           165        413       223     1,732      1,383          992        156
                                             --------   --------  --------  --------  ---------     --------  ---------

Net loss...............................      $ (4,315)   $(7,990) $(17,076) $(43,332)  $(48,642)    $(30,574)  $(46,575)
                                             ========    =======  ========  ========   ========     ========   ========
Net loss per share, basic and diluted .      $  (4.83)   $ (2.63) $  (3.30) $  (2.63)  $  (1.31)    $  (0.89)  $  (0.76)
                                             ========    =======  ========  ========   ========     ========   ========
Shares used in computation, basic and
   diluted (1).........................           894      3,038     5,169    16,467     37,121       34,186     61,539
                                             ========    =======  ========  ========   ========     ========   ========

(*) Stock-based compensation, net:

Cost of revenue........................             -    $     2  $    152  $  1,855   $  1,016     $    614   $    285
Research and development...............            36         78     1,098     7,985      4,446        3,027       (755)
Selling, general and administrative....            43         74     3,465    14,329      7,677        4,685        620
Restructuring benefit..................             -          -         -         -     (2,569)           -          -
                                             --------   --------  --------  --------  ---------     --------  ---------
Total..................................      $     79    $   154  $  4,715  $ 24,169   $ 10,570     $  8,326   $    150
                                             ========    =======  ========  ========   ========     ========   ========

Consolidated Balance Sheet Data:

Cash, cash equivalents and short-term
    investment.........................      $  3,543    $11,359  $  2,568  $ 44,499   $ 16,305     $ 27,379   $ 10,666
Working capital (deficit)..............         2,896     11,058      (492)   40,657     27,812       25,135     12,157
Total assets...........................         4,524     14,456     6,673    58,536     78,964       84,418     32,361
Long-term debt, less current portion...           400        655       534         -          -            -          -
Total stockholders' equity.............         3,233     11,549       348    44,829     65,528       64,915     19,086

----------------------
(1) The diluted net loss per share computation excludes potential shares of common stock issuable pursuant to convertible preferred stock and options to purchase common stock, as well as common stock subject to repurchase rights held by us, as their effect would be antidilutive. See Notes 1 and 9 of the notes of the consolidated financial statements, incorporated by reference in this prospectus, for a detailed explanation of the determination of the shares used in computing basic and diluted net loss per share.

     We adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. Upon the adoption of SFAS No. 142, we stopped the amortization of intangible assets with indefinite lives (goodwill, which includes the re-class of workforce-in-place) with a net carrying value of $27.3 million at December 31, 2001 and annual amortization of $8.8 million that resulted from business combinations initiated prior to the adoption of SFAS No. 141. Had the provisions of SFAS No. 142 been applied for the three years ended December 31, 2001, our net loss and net loss per share would have been as follows:

                                            Years Ended December 31,
                                   ------------------------------------------
                                        1999         2000         2001
                                   (in thousands, except per share amounts)
                                   ------------------------------------------

Net loss as reported ............   ($  17,076)   ($  43,332)   ($48,642)

Add back amortization:
         Goodwill ................          --            --       7,133
         Workforce-in-place ......          --            --         343
         Tradename ...............          --            --          73
                                    ----------    ----------    --------
Adjusted net loss ...............   ($  17,076)   ($  43,332)   ($41,093)
                                    ==========    ==========    ========

EPS-basis and diluted, as reported   $   (3.30)    $   (2.63)    $ (1.31)
Goodwill, workforce-in-place, and
    tradename amortization .......          --            --        0.20
                                     ---------     ---------     -------
Adjusted EPS .....................   $   (3.30)    $   (2.63)    $ (1.11)
                                     =========     =========     =======



                               RECENT DEVELOPMENTS

     In April 2002 we received notification from Nasdaq that for 30 consecutive days, our common stock had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq National Market. To return to compliance, the bid price of our common stock must have closed at or above $1.00 for at least 10 consecutive trading days by July 3, 2002, which it failed to do. On July 5, 2002 we received further notification from Nasdaq that we had failed to comply with the minimum bid price requirement for continued listing on the Nasdaq National Market and that our common stock was therefore subject to delisting from the Nasdaq National Market. On July 11, 2002, we filed a request for an oral hearing before the Nasdaq Listing Qualifications Panel to appeal the delisting determination. On August 22, 2002, we had the hearing before the Nasdaq Listing Qualifications Panel. Our common stock will continue to trade on the Nasdaq National Market pending the appeal, and the Nasdaq Listing Qualifications Panel's final decision. For more information, please refer to "Risk Factors - Our stock has traded at or below $1.00 for more than 90 days, and as a result, our stock may be delisted from the Nasdaq National Market" on page 13 of this prospectus.

                                  RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information set forth in this prospectus, before making a decision to buy our common stock.

                          Risks Related To Our Business

Because we have a limited operating history and operate in a new and rapidly evolving telecommunications market, you may have difficulty assessing our business and predicting our future financial results.

     We were incorporated in June 1996 and did not begin shipping our products until March 1997. Due to our limited operating history, it is difficult or impossible for us to predict our future results of operations.

We have a history of losses, we expect future losses,  and we may not be able to
generate   sufficient   net   revenue  in  the  future  to  achieve  or  sustain
profitability.

     We have incurred significant losses since inception and expect that our net losses and negative cash flow from operations will continue for the foreseeable future. We incurred net losses of approximately $17.1 million in 1999, $43.3 million in 2000, $48.6 million in 2001 and $46.6 million in the six months ended June 30, 2002. As of June 30, 2002, we had an accumulated deficit of approximately $168.8 million. To achieve profitability, we will need to generate and sustain substantially higher net revenue while maintaining reasonable cost and expense levels. We expect to continue to incur significant expenses for research and development, sales and marketing, customer support, and general and administrative expenses.

We may not have sufficient cash to continue operations for the next 12 months. If we are unable to reduce our expenses significantly and increase our revenues, or are unable to raise more capital, we may not have sufficient funds to continue operations at the current level, or at all.

     During the six months ended June 30, 2002, we used cash in operating activities of $14.2 million. As of June 30, 2002, we had cash and cash equivalents of $10.7 million and an accumulated deficit of $168.8 million. We may not have sufficient cash to continue operations for the next 12 months. If we are unable to reduce our expenses significantly and increase our revenues, or if we are unable to raise more capital, we may not have sufficient funds to continue operations at the current level, or at all.

We rely on a small number of telecommunications customers for substantial portions of our net revenue. If we lose one of our customers or experience a delay or cancellation of a significant order or a decrease in the level of purchases from any of our customers, our net revenue could decline and our operating results and business could be harmed.

     We derive almost all of our net revenue from direct sales to a small number of telecommunications customers and our indirect sales through Lucent Technologies, one of our original equipment manufacturers, or OEM, customers that sell and market our products. If we lose one of our customers or experience a delay or cancellation of a significant order or a decrease in the level of purchases from any of our customers, our net revenue could decline and our operating results and business could be harmed. Our three largest customers accounted for approximately 77% of our net revenue for the year ended December 31, 2001, specifically sales to Lucent Technologies, Nuvox Communications, and Advanced Telecom Group accounted for 44%, 21% and 12%, respectively. We expect that the telecommunications industry will continue to experience consolidation. If any of our customers is acquired by a company that is one of our competitors' customers, we may lose its business. In addition, if an OEM customer is acquired, we could lose that customer. For example, Intermedia Communications, one of our service provider customers, was acquired by MCI WorldCom, which has recently declared bankruptcy. Also, the ultimate business success of our direct service provider customers, our OEM customers and value added resellers, or VARs, and our indirect customers who purchase our products through an OEM customer and VARs, could affect the demand for our products. For example, Advanced Telecom Group, one of our largest customers, recently declared bankruptcy, and we are no longer shipping any product to them. In addition, any difficulty in collecting amounts due from one or more of our key customers could harm our operating results and financial condition. If any of these events occur, our net revenue could decline and our operating results and business could be harmed.

The difficulties experienced by many of our current and potential CLEC customers have had and are expected to continue to have an adverse effect on our business.

     To date, we have sold the majority of our products to competitive local exchange carrier, or CLEC, customers, either directly or through our OEM customers. CLECs have experienced extreme difficulties in obtaining financing for their businesses. As a result, CLECs have been forced to scale back their operations or terminate their operations. For example, two of our customers, MCI Worldcom and Advanced Telecom Group, recently filed for bankruptcy protection. If our customers become unable to pay for shipped products, we may be required to write-off significant amounts of our accounts receivable. Similarly, if our customers order products and then suspend or cancel the orders prior to shipping, we will not generate revenues from the products we build. In such circumstances, our inventories may increase and our expenses will increase. Further, we may incur substantially higher inventory carrying costs and excess inventory that could become obsolete over time. We expect that our business will continue to be significantly and negatively affected unless and until there is substantial improvement in the ability of CLECs to finance their businesses.

Since the telecommunications industry is characterized by large purchase orders placed on an irregular basis, it is difficult to accurately forecast the timing and size of orders. Accordingly, our net revenue and operating results may vary significantly and unexpectedly from quarter to quarter.

     We may receive purchase orders for significant dollar amounts on an irregular basis depending upon the timing of our customers' network deployment and sales and marketing efforts. Because orders we receive may have short lead times, we may not have sufficient inventory to fulfill these orders, and we may incur significant costs in attempting to expedite and fulfill these orders. In addition, orders expected in one quarter could shift to another because of the timing of our customers' purchase decisions and order reductions or cancellations. For example, under our OEM agreement with Lucent Technologies, Lucent has the right to delay previously placed orders for any reason. The time required for our customers to incorporate our products into their own can vary significantly and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results. Accordingly, our net revenue and operating results may vary significantly and unexpectedly from quarter to quarter.

     Our customers have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. After building a significant inventory of our products, these parties may be faced with delays in these anticipated major projects for various reasons. For example, Lucent may be required to maintain a significant inventory of our products for longer periods than they originally anticipated, which would reduce future purchases. These reductions, in turn, could cause fluctuations in our future results of operations and severely harm our business and financial condition.

We have a limited order backlog. If we do not obtain substantial orders in a quarter, we may not meet our net revenue objectives for that quarter.

     Since inception, our order backlog at the beginning of each quarter has not been significant, and we expect this trend to continue for the foreseeable future. Accordingly, we must obtain substantial additional orders in a quarter for shipments in that quarter to achieve our net revenue objectives. Our sales agreements allow purchasers to delay scheduled delivery dates without penalty. Our customer purchase orders also allow purchasers to cancel orders within negotiated time frames without significant penalty. In addition, due in part to factors such as the timing of product release dates, purchase orders and product availability, significant volume shipments of our products could occur near the end of our fiscal quarters. If we fail to ship products by the end of a quarter, our operating results could be adversely affected for that quarter.

Our products require substantial investment over a long product development cycle, and we may not realize any return on our investment.

     The development of new or enhanced products is a complex and uncertain process. We and our OEM customers have in the past and may in the future experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. For example, we expected to begin shipment of our MBX product in the second quarter of 2001, but the schedule for these shipments was delayed to the third quarter of 2001 because of continued development issues and then suspended temporarily due to the MBX's failure to meet all of its specified applications. Development costs and expenses are incurred before we generate any net revenue from sales of products resulting from these efforts. We intend to continue to incur substantial research and development expenses, which could have a negative impact on our earnings in future periods.

If we do not predict our manufacturing requirements accurately, we could incur additional costs and suffer manufacturing delays.

     We currently provide forecasts of our demand to our contract manufacturer 12 months prior to scheduled delivery of products to our customers. Lead times for the materials and components that we order vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. VINA's contract manufacturer has obtained or has on order substantial amounts of inventory to meet our revenue forecasts. If future shipments do not utilize the committed inventory, the contract manufacturer has the right to bill us for any excess component and finished goods inventory. We also have a non-cancelable purchase order with a major chip supplier for one of our critical components. As of June 30, 2002, the estimated purchase commitments and non-cancelable purchase orders to those companies is $3.8 million. If we overestimate our manufacturing requirements, demand for our products are lower than forecasted, or a product in our manufacturing forecast becomes obsolete, our contract manufacturer may have purchased excess or obsolete inventory. For example, in March 2001 we expensed $1.8 million for excess inventory purchase commitments and in March 2002 we expensed $1.7 million for excess inventory. For those parts that are unique to our products, we could be required to pay for these excess or obsolete parts and recognize related inventory write-offs. If we underestimate our requirements, our contract manufacturer may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments which could negatively affect our net revenue in such periods.

If our products contain undetected software or hardware errors, we could incur significant unexpected expenses, experience product returns and lost sales and be subject to product liability claims.

     Our products are highly technical and are designed to be deployed in very large and complex networks. While our products have been tested, because of their nature, they can only be fully tested when deployed in networks that generate high amounts of voice or data traffic. Because of our short operating history, some of our products have not yet been broadly deployed. Consequently, our customers may discover errors or defects in our products after they have been broadly deployed. For example, following deployment of our MBX product it was discovered that the our Multiservice Broadband Xchange, MBX failed to meet all of its specified applications. We then temporarily suspended deployment of the MBX. The MBX is now fully available to customers for all applications. There can be no assurance that additional defects or errors may not arise or be discovered in the future. In addition, our customers may use our products in conjunction with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. Any defects or errors in our products discovered in the future, or failures of our customers' networks, whether caused by our products or another vendor's products, could result in loss of customers or decrease in net revenue and market share.

     We may be subject to significant liability claims because our products are used in connection with critical communications services. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims resulting from a defect in one of our products. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any of these claims, whether or not successful, could seriously damage our reputation and business.

Our net revenue could decline significantly if our relationship with our major OEM customer deteriorates.

     A significant portion of our net revenue is derived from sales to Lucent Technologies, one of our OEM customers. Our agreement with Lucent is not exclusive and does not contain minimum volume commitments. Lucent Technologies accounted for approximately 44% of our net revenue for the year ended December 31, 2001. Our OEM agreement with Lucent expires in May 2003, and we can give no assurances that we will be able to extend the term of our contract or enter into a new contract with Lucent. Lucent may terminate the agreement earlier upon 60 days' notice. At any time or after a short period of notice, Lucent could elect to cease marketing and selling our products. They may so elect for a number of reasons, including the acquisition by Lucent of one or more of our competitors or their technologies, or because one or more of our competitors introduces superior or more cost-effective products. In addition, we intend to develop and market new products that may compete directly with the products of Lucent, which may also harm our relationships with this customer. For example, our MBX product may compete with products offered by our OEM customers, including Lucent, which could adversely affect our relationship with that customer. Our existing relationship with Lucent could make it harder for us to establish similar relationships with Lucent's competitors. Any loss, reduction, delay or cancellation in expected sales to our OEM customers, the inability to extend our contract or enter into a new contract with Lucent on favorable terms, or our inability to establish similar relationships with new OEM customers in the future, would hurt our business and our ability to increase net revenue and could cause our quarterly results to fluctuate significantly.

Telecommunications networks are comprised of multiple hardware and software products from multiple vendors. If our products are not compatible with other companies' products within our customers' networks, orders will be delayed or cancelled.

     Many of our customers require that our products be designed to work with their existing networks, each of which may have different specifications and utilize multiple protocols that govern the way devices on the network communicate with each other. Our customers' networks may contain multiple generations of products from different vendors that have been added over time as their networks have grown and evolved. Our products may be required to work with these products as well as with future products in order to meet our customers' requirements. In some cases, we may be required to modify our product designs to achieve a sale, which may result in a longer sales cycle, increased research and development expense, and reduced operating margins. If our products are not compatible with existing equipment in our customers' networks, whether open or proprietary, installations could be delayed, or orders for our products could be cancelled.

Our failure to enhance our existing products or develop and introduce new products that meet changing customer requirements and technological advances would limit our ability to sell our products.

     Our ability to increase net revenue will depend significantly on whether we are able to anticipate or adapt to rapid technological innovation in the telecommunications industry and to offer, on a timely and cost-effective basis, products that meet changing customer demands and industry standards. If the standards adopted are different from those which we have chosen to support, market acceptance of our products may be significantly reduced or delayed.

     Developing new or enhanced products is a complex and uncertain process and we may not have sufficient resources to successfully and accurately anticipate technological and market trends, or to successfully manage long development cycles. We must manage the transition from our older products to new or enhanced products to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products are available for delivery to meet anticipated customer demand. Any significant delay or failure to release new products or product enhancements on a timely and cost-effective basis could harm our reputation and customer relationships, provide a competitor with a first-to-market opportunity or allow a competitor to achieve greater market share.

If we fail to win contracts at the beginning of our telecommunications customers' deployment cycles, we may not be able to sell products to those customers for an extended period of time, which could inhibit our growth.

     Our existing and potential telecommunications customers generally select a limited number of suppliers at the beginning of a deployment cycle. As a result, if we are not selected as one of these suppliers, we may not have an opportunity to sell products to that customer until its next purchase cycle, which may be an extended period of time. In addition, if we fail to win contracts from existing and potential customers that are at an early stage in their design cycle, our ability to sell products to these customers in the future may be adversely affected because they may prefer to continue purchasing products from their existing vendor. Since we rely on a small number of customers for the majority of our sales, our failure to capitalize on limited opportunities to win contracts with these customers could severely harm us.

Since the sales cycle for our products is typically long and unpredictable, we have difficulty predicting future net revenue and our net revenue and operating results may fluctuate significantly.

     A customer's decision to purchase our products often involves a significant commitment of its resources and a lengthy evaluation and product qualification process. Our sales cycle varies from a few months to over a year. As a result, we may incur substantial sales and marketing expenses and expend significant management effort without any assurance of a sale. A long sales cycle also subjects us to other risks, including customers' budgetary constraints, internal acceptance reviews and order reductions or cancellations. Even after deciding to purchase our products, our customers often deploy our products slowly.

The telecommunications industry is characterized by rapidly changing technologies. If we are unable to develop and maintain strategic relationships with vendors of emerging technologies, we may not be able to meet the changing needs of our customers.

     Our success will depend on our ability to develop and maintain strategic relationships with vendors of emerging technologies. We depend on these relationships for access to information on technical developments and specifications that we need to develop our products. We also may not be able to predict which existing or potential partners will develop leading technologies or industry standards. We may not be able to maintain or develop strategic relationships or replace strategic partners that we lose. If we fail to develop or maintain strategic relationships with companies that develop necessary technologies or create industry standards, our products could become obsolete. We could also be at a competitive disadvantage in attempting to negotiate relationships with those potential partners in the future. In addition, if any strategic partner breaches or terminates its relationship with us, we may not be able to sustain or grow our business.

We depend upon a single contractor for most of our manufacturing needs. Termination of this relationship could impose significant costs on us and could harm or interfere with our ability to meet scheduled product deliveries.

     We do not have internal manufacturing capabilities and have generally relied primarily on a contract manufacturer to build our products. Effective April 1, 2001, we transferred primary manufacturing responsibility of our products from Flextronics International Limited to Benchmark Electronics. Under our agreement with Benchmark, Benchmark may cancel the contract on short notice and is not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. Our reliance on Benchmark involves a number of risks, including the lack of operating history between us and Benchmark, absence of control over our manufacturing capacity, the unavailability of, or interruptions in, access to process technologies and reduced control over component availability, delivery schedules, manufacturing yields and costs. If our agreement or relationship with Benchmark is terminated, we will not have a primary manufacturing contract with any third party. We will have to immediately identify and qualify one or more acceptable alternative manufacturers, which could result in substantial manufacturing delays and cause us to incur significant costs. It is possible that an alternate source may not be available to us when needed or be in a position to satisfy our production requirements at acceptable prices and quality. Any significant interruption in manufacturing would harm our ability to meet our scheduled product deliveries to our customers, harm our reputation and could cause the loss of existing or potential customers, any of which could seriously harm our business and operating results.

We depend on sole source and limited source suppliers for key components. If we are unable to buy components on a timely basis, we will not be able to deliver our products to our customers on time which could cause us to lose customers. If we purchase excess components to reduce this risk, we may incur significant inventory costs.

     We obtain several of the key components used in our products, including interface circuits, microprocessors, digital signal processors, digital subscriber line modules and flash memory, from single or limited sources of supply. We have encountered, and expect in the future to encounter, difficulty in obtaining these components from our suppliers. We purchase most components on a purchase order basis and we do not have guaranteed supply arrangements with most of our key suppliers. Financial or other difficulties faced by our suppliers or significant changes in demand for these components could limit the availability of these components to us at acceptable prices and on a timely basis, if at all. Any interruption or delay in the supply of any of these components, or our inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would limit our ability to meet scheduled product deliveries to our customers or force us to reengineer our products, which may hurt our gross margins and our ability to deliver products on a timely basis, if at all. A substantial period of time could be required before we would begin receiving adequate supplies from alternative suppliers, if available. In addition, qualifying additional suppliers is time consuming and expensive and exposes us to potential supplier production difficulties or quality variations.

The telecommunications market is becoming increasingly global. While we plan to expand internationally, we have limited experience operating in international markets. In our efforts to expand internationally, we could become subject to new risks which could hamper our ability to establish and manage our international operations.

     We have sales and customer support personnel covering the United Kingdom and Latin America and have initiated distribution relationships in Europe. We have limited experience in marketing and distributing our products internationally and in developing versions of our products that comply with local standards. In addition, our international operations will be subject to other inherent risks, including:

     o    the  failure  to  adopt   regulatory   changes  that   facilitate  the
          provisioning of competitive communications services;
     o    difficulties adhering to international protocol standards;
     o    expenses associated with customizing products for other countries;
     o    protectionist   laws  and   business   practices   that  favor   local
          competition;
     o    reduced protection for intellectual property rights in some countries;
     o difficulties enforcing agreements through other legal systems and in complying with foreign laws;
     o    fluctuations in currency exchange rates;
     o    political and economic instability; and
     o    import or export licensing requirements.

The complex nature of our telecommunications products requires us to provide our customers with a high level of service and support by highly trained personnel. If we do not expand our customer service and support organization, we will not be able to meet our customers' demands.

     We currently have a small customer service and support organization, and we will need to increase these resources to support any increase in the needs of our existing and new customers. Hiring customer service and support personnel in our industry is very competitive due to the limited number of people available with the necessary technical skills and understanding of our technologies. If we are unable to expand or maintain our customer service and support organization, our customers may become dissatisfied and we could lose customers and our reputation could be harmed. A reputation for poor service would prevent us from increasing sales to existing or new customers.

The competition for qualified personnel has been intense in our industry and in Northern California. If we are unable to attract and retain key personnel, we may not be able to sustain or grow our business.

     Our success depends to a significant degree upon the continued contributions of the principal members of our sales, marketing, engineering and management personnel, many of whom would be difficult to replace. None of our officers or key employees is bound by an employment agreement for any specific term, and we do not have "key person" life insurance policies covering any of our employees. The competition for qualified personnel has been strong in our industry and in Northern California, where there is a high concentration of established and emerging growth technology companies. This competition could make it more difficult to retain our key personnel and to recruit new highly qualified personnel. Our Chief Executive Officer resigned April 1, 2002. W. Michael West, Chairman of the Board of Directors, has been appointed interim Chief Executive Officer. We are currently undertaking a search for a permanent Chief Executive Officer; however, we do not know when, or if, we will find a suitable candidate. To attract and retain qualified personnel, we may be required to grant large option or other stock-based incentive awards, which may be highly dilutive to existing shareholders. We may also be required to pay significant base salaries and cash bonuses to attract and retain these individuals, which payments could harm our operating results. If we are not able to attract and retain the necessary personnel, we could face delays in developing our products and implementing our sales and marketing plans and we may not be able to grow our business.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Failure to protect our intellectual property will limit our ability to compete and result in a loss of a competitive advantage and decreased net revenue.

     Our success and ability to compete depend substantially on our proprietary technology. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased net revenue. We presently have four U.S. patent applications pending, but no issued patents. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of many foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and may not ultimately be successful.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use some technologies in the future.

     Our industry is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. From time to time, third parties have asserted, and may assert in the future, patent, copyright, trademark and other intellectual property rights to technologies or rights that are important to our business. In addition, our agreements may require that we indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any claims asserting that our products infringe or may infringe the proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation and divert the efforts of our technical and management personnel. These claims could cause us to stop selling, incorporating or using our products that use the challenged intellectual property and could also result in product shipment delays or require us to redesign or modify our products or enter into licensing agreements. These licensing agreements, if required, could increase our product costs and may not be available on terms acceptable to us, if at all.

If necessary  licenses of third-party  technology are not available to us or are
very   expensive,   we  may  be  unable  to  develop  new  products  or  product enhancements.

     From time to time we may be required to license technology from third parties to develop new products or product enhancements. These third-party licenses may not be available to us on commercially reasonable terms, if at all. Our inability to obtain necessary third-party licenses may force us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm the competitiveness of our products.

Because our headquarters are located in Northern California, which is a region containing active earthquake faults if a natural disaster occurs or the power energy crisis continues, our business could be shut down or severely impacted.

     Our business and operations depend on the extent to which our facility and products are protected against damage from fire, earthquakes, power loss and similar events. Despite precautions taken by us, a natural disaster or other unanticipated problem could, among other things, hinder our research and development efforts, delay the shipment of our products and affect our ability to receive and fulfill orders.

        Risks Associated With The Multiservice Broadband Access Industry

Intense competition in the market for our telecommunications products could prevent us from increasing or sustaining our net revenue and prevent us from achieving or sustaining profitability.

     The market for multiservice broadband access products is highly competitive. We compete directly with numerous companies, including Accelerated Networks, Adtran, Alcatel, Carrier Access, Cisco Systems, Lucent Technologies, Siemens, Zhone Technologies and Polycom. Many of our current and potential competitors have longer operating histories, greater name recognition, significantly greater selling and marketing, technical, manufacturing, financial, customer support, professional services and other resources, including vendor-sponsored financing programs. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products to leverage their customer bases and broaden product offerings to gain market share. In addition, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that compete with our products or even render our products obsolete. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing or new competitors. In addition, due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including other large telecommunications equipment manufacturers, may enter our markets and further intensify competition.

     We believe that our existing OEM customers continuously evaluate whether to offer their own multiservice broadband access devices. If our OEM customers decide to internally design and sell their own multiservice broadband access devices, or acquire one or more of our competitors or their broadband access technologies, they could eliminate or substantially reduce their purchases of our products. One of our OEM customers, Lucent Technologies, accounted for approximately 44% of our net revenue for the year ended December 31, 2001. In addition, growth of our business may cause our OEM customers, including Lucent, to view us as greater competition. Our OEM relationships could also be harmed as we develop and market new products that may compete directly with the products of our OEM customer. For example, our MBX product may compete with products offered by Lucent, which could adversely affect our relationship with that customer. We cannot assure you that our OEM customers will continue to rely, or expand their reliance, on us as an external source of supply for their multiservice broadband access devices. Because we rely on one OEM customer for a substantial portion of our net revenue, a loss of sales to this OEM customer could seriously harm our business, financial condition and results of operations.

Because our industry is characterized by consolidation, we could potentially lose customers, which would harm our business.

     The markets in which we compete are characterized by increasing consolidation, as exemplified by the acquisitions of Sonoma Systems by Nortel Networks, Efficient Networks by Siemens and PairGain Technologies by ADC Telecommunications. We cannot predict how industry consolidation will affect our competitors and we may not be able to compete successfully in an increasingly consolidated industry.

Our products are subject to price reduction and margin pressures. If our average selling prices decline and we fail to offset that decline through cost reductions, our gross margins and potential profitability could be seriously harmed.

     In the past, competitive pressures have forced us to reduce the prices of our products. In the second quarter of 1999, we reduced the price of our T1 Integrator product, now known as the Integrator-300, product in response to competition, which reduced our gross margins in subsequent periods. We expect similar price reductions to occur in the future in response to competitive pressures. In addition, our average selling prices decline when we negotiate volume price discounts with customers and utilize indirect distribution channels. If our average selling prices decline and we fail to offset that decline through cost reductions, our gross margins and potential profitability would be seriously harmed.

Sales of our products depend on the widespread adoption of multiservice broadband access services and if the demand for multiservice broadband access services does not develop, then our results of operations and financial condition could be harmed.

     Our business will be harmed if the demand for multiservice broadband access services does not increase as rapidly as we anticipate, or if our customers' multiservice broadband access service offerings are not well received in the marketplace. Critical factors affecting the development of the multiservice broadband access services market include:

     o the development of a viable business model for multiservice broadband access services, including the capability to market, sell, install and maintain these services;
     o the ability of competitive local exchange carriers, or CLECs, to obtain sufficient funding and to successfully grow their businesses.
     o cost constraints, such as installation, space and power requirements at the central offices of incumbent local exchange carriers, or ILECs;
     o compatibility of equipment from multiple vendors in service provider networks;
     o evolving industry standards for transmission technologies and transport protocols;
     o varying and uncertain conditions of the communications network infrastructure, including quality and complexity, electrical interference, and crossover interference with voice and data telecommunications services;
     o    domestic and foreign government regulation; and

     The market for multiservice broadband access devices may fail to develop for these or other reasons or may develop more slowly than anticipated, which could harm our business.

If we fail to comply with regulations and evolving industry standards, sales of our existing and future products could be harmed.

     The markets for our products are characterized by a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. Our customers may require our products to comply with various standards, including those promulgated by the Federal Communications Commission, or FCC, standards established by Underwriters Laboratories and Telcordia Technologies or proprietary standards promoted by our competitors. In addition, our key competitors may establish proprietary standards which they might not make available to us. As a result, we may not be able to achieve compatibility with their products. Internationally, we may also be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunications Union.

Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.

         The jurisdiction of the FCC extends to the entire communications industry, including our customers. Future FCC regulations affecting the broadband access industry, our customers or their service offerings may harm our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into markets or affect the prices that they are able to charge. In addition, international regulatory bodies are beginning to adopt standards and regulations for the broadband access industry. If our customers are hurt by laws or regulations regarding their business, products or service offerings, demand for our products may decrease.

                Additional Risks That May Affect Our Stock Price

Our stock has traded at or below $1.00 for more than 90 consecutive days, and as a result, our stock may be delisted from the Nasdaq National Market.

     Our common stock has recently traded at or below $1.00. In April 2002 we received notification from Nasdaq that for 30 consecutive days, our common stock had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq National Market. To return to compliance, the bid price of our common stock must have closed at or above $1.00 for at least 10 consecutive trading days by July 3, 2002, which it failed to do. On July 5, 2002 we received further notification from Nasdaq that we had failed to comply with the minimum bid price requirement for continued listing on the Nasdaq National Market and that our common stock was therefore subject to delisting from the Nasdaq National Market. On July 11, 2002, we filed a request for an oral hearing before the Nasdaq Listing Qualifications Panel to appeal the delisting determination. On August 22, 2002, we had the hearing before the Nasdaq Listing Qualifications Panel. Our common stock will continue to trade on the Nasdaq National Market pending the appeal and the Nasdaq Listing Qualifications Panel's final decision. If the Nasdaq Listing Qualifications Panel denies our appeal and decides to delist our common stock from the Nasdaq National Market, we intend to apply for a transfer to The Nasdaq SmallCap Market. There can be no assurance that Nasdaq will approve our transfer application to The Nasdaq SmallCap Market. Further, even if our transfer application is approved, there can be no assurance that we will meet the continued listing requirements for The Nasdaq SmallCap Market, one of which is the $1.00 minimum bid price requirement. If we are allowed to transfer to The Nasdaq SmallCap Market, we may be eligible to receive from Nasdaq a 180 day grace period to meet the $1.00 minimum bid price requirement upon transferring to The Nasdaq SmallCap Market, however, there can be no assurance that Nasdaq will grant the grace period. If we are not granted the grace period, we could be delisted from The Nasdaq SmallCap Market.

     If our stock is delisted from the Nasdaq Stock Market, our stockholders would find it more difficult to dispose of, and obtain, accurate quotations as to the market value of, their shares, and the market price of our stock would likely decline further.

We may engage in future acquisitions or strategic investments that we may not be able to successfully integrate or manage, which could hurt our business. These acquisitions or strategic investments may also dilute our stockholders and cause us to incur debt and assume contingent liabilities.

     We may review acquisition prospects and strategic investments that could complement our current product offerings, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. For example, in February 2001 we acquired Woodwind Communications Systems, Inc., a provider of voice-over-broadband network edge access solutions, and in December 2001 we acquired certain assets of Metrobility Optical Systems, Inc., in both cases in exchange for shares of our common stock. The issuance of equity securities in connection with future acquisitions or investments could significantly dilute our investors. If we incur or assume debt in connection with future acquisitions or investments, we may incur interest charges that could increase our net loss. We have little experience in evaluating, completing, managing or integrating acquisitions and strategic investments. Acquisitions and strategic investments may entail numerous integration risks and impose costs on us, including:

     o difficulties in assimilating acquired operations, technologies or products including the loss of key employees;
     o    unanticipated costs;

     o    diversion of management's attention from our core business concerns;
     o adverse effects on business relationships with our suppliers and customers or those of the acquired businesses;
     o risks of entering markets in which we have no or limited prior experience;
     o    assumption of contingent liabilities;
     o incurrence of significant amortization expenses related to intangible assets; and
     o    incurrence of significant write-offs.

We may need to raise more capital, but the availability of additional financing is uncertain. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, which could negatively impact our product development and sales.

     In the quarter ended December 31, 2001 we sold 22,150,369 shares of our common stock and warrants to purchase 7,090,000 shares of our common stock for approximately $14.2 million. If our capital requirements vary significantly from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage of equity ownership of our existing stockholders will be reduced. In addition, holders of these equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, we may incur significant interest charges, and these securities would have rights, preferences and privileges senior to holders of common stock. The terms of these securities could also impose restrictions on our operations. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, which could negatively impact our product development and sales.

Our stock price may be volatile, and you may not be able to resell our shares at or above the price you paid, or at all.

     In August 2000 we completed our initial public offering. Prior to our initial public offering there had not been a public market for our common stock. The stock market in general, and the Nasdaq Stock Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. The trading prices and valuations of many technology companies are substantially above historical levels. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

     Additional sales of our common stock in the public market after this offering, or the perception that such sales could occur, could cause the market price of our common stock to decline.

Many corporate actions would be controlled by officers, directors and affiliated entities, if they acted together, regardless of the desire of other investors to pursue an alternative course of action.

     As of March 31, 2002, our directors, executive officers and their affiliated entities beneficially owned approximately 71.1% of our outstanding common stock after giving effect to the stockholders agreement executed by Jeffrey Drazan and certain entities affiliated with Sierra Ventures. These stockholders, if they acted together, could exert control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Delaware law, our corporate charter and bylaws and our stockholder rights plan contain anti-takeover provisions that would delay or discourage take over attempts that stockholders may consider favorable.

     Provisions in our restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

     o the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;
     o the ability of the board of directors to alter our bylaws without obtaining stockholder approval;
     o    the establishment of a classified board of directors;
     o the ability of the board of directors to issue, without stockholder approval, up to five million shares of preferred stock with terms set by the board of directors which rights could be senior to those of common stock; and
     o the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

     Each of these provisions could discourage potential take over attempts and could lower the market price of our common stock.

     We have adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record as of August 6, 2001. Each right, when exercisable, entitles the registered holder to purchase from VINA one one-thousandth of a share of a new series of preferred stock, designated as Series A Participating Preferred Stock, at a price of $35.00 per one one-thousandth of a share, subject to adjustment. The rights will generally separate from the common stock and become exercisable if any person or group acquires or announces a tender offer to acquire 20% or more of our outstanding common stock without the consent of our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our stockholder rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors regarding such acquisition.

     In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our charter, bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

                       ADDITIONAL OR UPDATED RISK FACTORS

     Prior to making an investment decision with respect to the common stock offered hereby, you should also carefully consider any specific factors set forth under a caption "Risk Factors" in the applicable prospectus supplement, together with all of the other information appearing in this prospectus or the prospectus supplement or incorporated by reference into this prospectus.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains the words "may," "will," "could" and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements as to expected net losses, expected cash flows, expected expenses, expected capital expenditures, expected deferred stock compensation, the extent of fluctuations in gross margins, the adequacy of capital resources, growth in operations, the ability to integrate companies and operations that we may acquire, expected reduction of operation costs, our ability to reach a cash-flow break-even position or achieve profitability, our strategy with regard to protecting our proprietary technology, the ability to compete and respond to rapid technological change, the extent to which we can develop new products, expected customer concentration, the ability to identify and resolve software issues and related applications deficiencies of our MBX product, the extent to which we can maintain relationships with vendors of emerging technologies, the extent to which and at what rate demand for our services increases, the extent to which the telecommunications industry experiences consolidation, our ability to expand our international operations and enter into new markets, the extent to which we and our ability to actively participate in marketing, business development and other programs, the extent to which we can expand our field sales operations and customer support organizations and build our infrastructure, the extent we can build market awareness of our company and our products, and the performance and utility of products and services. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to the extent to which the current economic environment affects our current and potential customers' demand for our products, the effects of competition, competitive pricing and alternative technological advances, the extent to which our current and future products compete with the products of our customers, our ability to design, market and manufacture successfully products that address market demands, our ability to accurately predict our manufacturing requirements, our ability to maintain relationships with vendors of emerging technologies, our ability to integrate the technology and employees of acquired companies into our company and our ability to retain and attract highly skilled engineers for our research and development activities.

     You should read and interpret any forward-looking statements together with the following documents:

     o    our most recent Annual Report on Form 10-K, as amended;

     o    our recent Quarterly Reports on Form 10-Q, as amended;

     o the risk factors contained in this prospectus under the caption "Risk Factors"; and

     o    our other filings with the SEC.

     These forward-looking statements speak only as of the date hereof. We expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in ours expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, we will receive the exercise price if the selling stockholders exercise their warrants. We cannot be certain as to when and if all of these warrants will be exercised and as to the amount of the proceeds we will actually receive from exercises because of the cashless exercise provisions of the warrants. We have agreed to bear all expenses, other than selling commissions and fees and expenses of counsel and other advisers to the selling stockholders, in connection with the registration of the shares being offered. We will indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended. All proceeds from the sale of the shares will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

                              SELLING STOCKHOLDERS

     As of August 31, 2002, there were nine selling stockholders, as set forth below. We have determined beneficial ownership based solely upon either information furnished to us or reports furnished to us by the respective individuals or entities, as the case may be, in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

     Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o VINA Technologies, Inc., 39745 Eureka Drive, Newark, California 94560.

     There were 62,070,636 shares of common stock outstanding on August 31, 2002. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity prior to the offering, we deemed outstanding shares of common stock subject to options and shares of common stock subject to warrants held by that person that are currently exercisable or exercisable within 60 days of August 31, 2002. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. However, in computing the number of shares of common stock beneficially owned by a person or entity and the percentage of ownership of that person or entity after the offering, we have assumed that 69,160,636 shares of common stock will be outstanding upon completion of the offering assuming exercise of all outstanding warrants held by selling stockholders listed below. Shares subject to options exercisable were treated the same as described above. Asterisks represent beneficial ownership of less than one percent.

                                                                                    Shares Offered
                                                                                    --------------

                                                                                               Shares
                                                                                              Issuable
                                                  Shares Beneficially Owned                      On       Shares Beneficially Owned
                                                     Prior To Offering                         Exercise         After Offering
                                                     -----------------                                          --------------
  Name and Address of Beneficial Owner             Number       Percentage       Shares      of Warrants   Number      Percentage
  ------------------------------------             ------       ----------       ------      -----------   ------      ----------

Selling Stockholders:

Entities affiliated with Sierra Ventures V,
     L.P.(1)(2)...............................   38,521,749        56.3%+     21,935,837(3)  6,300,000(4)  10,285,912     14.9%

Steven M. Bauman(5)(6)........................    2,343,742         3.7%         234,742(7)     75,000(8)   2,034,000      2.9%

C. Reid Thomas(9).............................       68,198           *           46,948        15,000          6,250         *

Joshua W. Soske(10)...........................    1,766,839         3.3%       1,443,682(11)        --        323,157         *

W. Michael West(12)...........................    1,836,015         2.6%         234,742(13)    75,000(14)  1,526,273      2.2%

Jeffrey M. Drazan(15).........................   38,805,727        56.7%+     21,935,837(16) 6,300,000(17) 10,569,890     15.3%

LongBow Partners, L.P.(18)(19)................      123,750           *               --       123,750             --       --

LongBow Offshore LTD.(20)(21).................        1,250           *               --         1,250             --       --

Whitman Partners, L.P.(22)(23)................    2,024,390         3.2%       1,524,390       500,000             --       --

--------------------------

*    Less than 1%.

+ On October 17, 2001, Mr. Jeffrey M. Drazan, Sierra Ventures VII, L.P. and Sierra Ventures Associates VII, LLC, and several of their affiliates that own shares of our common stock, entered into a Stockholders' Agreement with VINA, which generally restricts the discretionary voting of more than 35% of our outstanding shares of common stock by Sierra Ventures and its affiliates until October 19, 2011

(1) The address of the principal place of business of Sierra Ventures V, L.P. is 300 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025.

(2) Includes 21,061,317 shares and 6,085,000 shares subject to warrants exercisable within 60 days after August 31, 2002 held by Sierra Ventures VII, L.P. Also includes 874,520 shares and 215,000 shares subject to warrants exercisable within 60 days after August 31, 2002 held by Sierra Ventures Associates VII, LLC, as nominee for its members. According to
     Schedule 13D dated December 5, 2001, filed jointly by Sierra Ventures V, L.P., SV Associates V, L.P. Sierra Ventures VI, L.P. and SV Associates VI, L.P., Sierra Ventures V, L.P. and SV Associates V, L.P. own collectively 8,591,484 and Sierra Ventures VI, L.P. and SV Associates VI, L.P. own collectively 1,621,506. Sierra Ventures V, L.P. and SV Associates V, L.P. are currently the beneficial owners of, and share voting and dispositive power for, 8,591,484 shares. Sierra Ventures VI, L.P. and SV Associates VI, L.P. are currently the beneficial owners of, and share voting and dispositive power for, 1,621,506. Also includes 72,922 shares held by SV Associates VI, as nominee for its general partners.

(3) Includes 21,061,317 shares held by Sierra Ventures VII, L.P. and 874,520 shares held by Sierra Ventures VII, LLC, as nominee for its members.

(4) Includes 6,085,000 shares subject to warrants exercisable within 60 days of August 31, 2002 held by Sierra Ventures VII, L.P. and 215,000 shares subject to warrants exercisable within 60 days of August 31, 2002 held by Sierra Ventures Associates VII, LLC, as nominee for its members.

(5) The address for Steven M. Bauman is 1514 Redwood Drive, Los Altos, California 94024.

(6) Includes 1,584,000 shares subject to options exercisable within 60 days of August 31, 2002. Also includes 584,742 shares and 75,000 shares subject to warrants exercisable within 60 days of August 31, 2002 held by Steven M. & Ina U. Bauman Trust. Also includes 100,000 shares held by Mr. Bauman's adult children.

(7)  Includes 234,742 shares held by Steven M. & Ina U. Bauman Trust.

(8) Includes 75,000 shares subject to warrants exercisable within 60 days of August 31, 2002 held by Steven M. & Ina U. Bauman Trust.

(9) Excludes 520,000 shares subject to options that were cancelled on August 15, 2002 pursuant to VINA's offer to exchange. VINA expects to grant new options in exchange for the options cancelled on or about February 15, 2003. Includes 15,000 shares subject to warrants exercisable within 60 days of August 31, 2002.

(10) Includes 323,157 shares subject to options exercisable within 60 days of August 31, 2002 and 825,986 shares held by the Joshua and Kristen Rogers Soske Intervivos Trust.

(11) Includes 825,986 shares held by the Joshua and Kristen Rogers Soske Intervivos Trust.

(12) Includes 400,000 shares subject to options exercisable within 60 days of August 31, 2002. Also includes 234,742 shares and 75,000 shares subject to warrants exercisable within 60 days of August 31, 2002 held by the West 1991 Revocable Trust and 100,000 shares held by W. Michael West and Sandra
     K. West.

(13) Includes 234,742 shares held by the West 1991 Revocable Trust.

(14) Includes 75,000 shares subject to warrants exercisable within 60 days of August 31, 2002 held by the West 1991 Revocable Trust.

(15) Includes 115,000 shares subject to options exercisable within 60 days after August 31, 2002. Also includes 21,061,317 shares and 6,085,000 shares subject to warrants exercisable within 60 days after August 31, 2002 held by Sierra Ventures VII, L.P. and 874,520 shares and 215,000 shares subject to warrants exercisable within 60 days after August 31, 2002 held by Sierra Ventures Associates VII, LLC, as nominee for its members. Also includes 8,591,484 shares held by Sierra Ventures V, L.P., 1,621,506 shares held by Sierra Ventures VI, L.P. and 72,922 shares held by SV Associates VI, as nominee for its general partners. Jeffrey M. Drazan is a general partner of SV Associates V, L.P., a general partner of SV Associates VI, L.P. and is a manager of Sierra Ventures Associates VII, LLC which is the general partner of Sierra Ventures VII, LP. He is also a director of ours. Other than 47,286 shares held by SV Associates VI, as nominee for its general partners and 312,989 shares held by Sierra Ventures Associates VII, LLC, as nominee for its members, Mr. Drazan disclaims beneficial ownership of the shares held by Sierra Ventures entities, except to the extent of his pecuniary interest in these shares.

(16) See footnote 3.

(17) See footnote 4.

(18) The address for LongBow Partners L.P. is 25 Corte Madera Dr. #100, Mill Valley, California 94941.

(19) Includes 123,750 shares subject to warrants exercisable within 60 days of August 31, 2002.

(20) The address for LongBow Offshore LTD is 25 Corte Madera Dr. #100, Mill Valley, California 94941.

(21) Includes 1,250 shares subject to warrants exercisable within 60 days of August 31, 2002.

(22) The address for Whitman Partners, L.P. is 525 University Avenue, Suite 701, Palo Alto, California 94301.

(23) Includes 500,000 shares subject to warrants exercisable within 60 days of August 31, 2002.

                              PLAN OF DISTRIBUTION

     The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. As used in this prospectus, the term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered hereby. The selling stockholders may sell the shares being offered hereby on the Nasdaq Stock Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices. Shares may be sold by one or more of the following means of distribution:

     o block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
     o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
     o over-the-counter distributions in accordance with the rules of the Nasdaq Stock Market;
     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
     o    privately negotiated transactions.

     We will not receive any proceeds from the sales of shares by the selling stockholders. However, we will receive the exercise price if the selling stockholders exercise their warrants. We cannot be certain as to when and if all of these warrants will be exercised and as to the amount of the proceeds we will actually receive from exercises because of the cashless exercise provisions of the warrants.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the shares offered hereby, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell our common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealer or other financial institutions which require the delivery to such broker-dealers or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     We have advised the selling stockholders that the anti-manipulation of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares offered hereby.

     The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

     In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, and discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered under this prospectus.

                                  LEGAL MATTERS

         Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, San Francisco, California.

                                     EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K/A of VINA Technologies, Inc. for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to VINA and the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are not necessarily complete. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, accordingly file reports, proxy statements and other information with the SEC. A copy of these materials, including exhibits and schedules, may be inspected without charge at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information and reports we file with it. This means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference the documents listed below and any future filings we make with the SEC after the date of the initial registration statement and prior to effectiveness of the registration statement and any filings thereafter and prior to the termination of the offering with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

          (a) our Annual Report on Form 10-K for the year ended December 31, 2001, as amended by a Form 10-K/A filed on April 25, 2002 and a Form 10-K/A filed on August 19, 2002;

          (b) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as amended by a 10-Q/A filed on August 19, 2002;

          (c) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

          (d) our Current Reports on Form 8-K filed on January 7, 2002 and August 14, 2002;

          (e) the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A filed with the SEC on July 20, 2000; and

          (f) the description of our preferred stock purchase rights for Series A Participating Preferred Stock, par value $0.0001 per share, contained in our Registration Statement on Form 8-A filed with the SEC on July 25, 2001, as amended by a Form 8-A/A filed with the SEC on October 24, 2001.

     We have also filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933 that registers the common stock that the selling stockholders are offering. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock.

     You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference therein) by writing or telephoning us at the following address and telephone number:

                          Investor Relations Department
                          VINA Technologies, Inc.
                          39745 Eureka Drive
                          Newark, CA 94560
                          (510) 492-0800

--------------------------------------------------------------------------------


                                32,510,341 Shares

                                  Common Stock

                                    --------


                               P R O S P E C T U S

                                    --------

                                 _________, 2002


--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

                                               To be Paid by the
                                                  Registrant
                                                  ----------

SEC registration fee                             $  9,392
                                                 --------
NASD filing fee                                       -
                                                 --------
Blue Sky fees and expenses                            -
                                                 --------
Accounting fees and expenses                     $ 75,000
Legal fees and expenses                          $ 50,000
Printing and engraving                                -
                                                 --------
Registrar and transfer agent's fees                   -
                                                 --------
Miscellaneous fees and expenses                  $ 30,000

                                   Total         $164,392

Item 15. Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The Registrant's Restated Certificate of
Incorporation and Registrant's Bylaws provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.


Item 16. Exhibits.


   Exhibit
     No.                                  Exhibit
     ----  -------------------------------------------------------------------

     2.1 Agreement and Plan of Merger, dated as of October 30, 2000, by and among the Registrant, WCS Acquisition Subsidiary, Inc. and Woodwind Communications Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 5, 2001 (File No. 000-31903)).

     2.2 Agreement and Plan of Merger, dated as of October 17, 2001 by and between the Registrant and MOS Acquisition Corporation (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 15, 2002 (File No. 333-82870)).

     4.1 Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

    4.2.1 Rights Agreement dated as of July 25, 2001 by and between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 25, 2001 (File No. 000-31903)).

    4.2.2 Amendment No. 1 to Rights Agreement dated as of October 17, 2001 by and between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 1 to Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

    4.3.1 Securities Purchase Agreement dated as of October 17, 2001 by and among the Registrant and the Investors named therein (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

    4.3.2 Securities Purchase Agreement dated as of October 19, 2001 by and between the Registrant and Whitman Partners, L.P. (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

     4.4 Stockholders' Agreement dated as of October 17, 2001 by and among the Company and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.2 to the Company's Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

     5.1* Opinion of Pillsbury Winthrop LLP.

     23.1 Independent Auditors' Consent.

    23.2* Consent of Pillsbury Winthrop LLP.

    24.1* Power of Attorney.


     * Previously filed

Item 17. Undertakings.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect  in the  prospectus  any facts or events  arising after the effective date of the Registration Statement (or the most post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii)To include  any  material  information  with  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To  remove  from   registration  by  means  of  a  post-effective
               amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
          Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this post-effective amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of California, on the 11th day of September, 2002.

                                     VINA TECHNOLOGIES, INC.

                                     By             /s/ W. MICHAEL WEST
                                         ---------------------------------------
                                                      W. MICHAEL WEST
                                           President and Chief Executive Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
post-effective amendment to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


            Name                                       Title                            Date
            ----                                       -----                            ----

              *                     President and Chief Executive Officer         September 11, 2002
--------------------------------    (Principal Executive Officer) and Director
       W. Michael West

  /s/ Stanley E. Kazmierczak        Vice President, Finance and Administration    September 11, 2002
--------------------------------    and Chief Financial Officer (Principal
   Stanley E. Kazmierczak           Financial and Accounting Officer)


              *                     Director                                      September 11, 2002
--------------------------------
       Jeffrey M. Drazan

              *                     Director                                      September 11, 2002
--------------------------------
        John F. Malone

              *                     Director                                      September 11, 2002
--------------------------------
       Philip J. Quigley

              *                     Director                                      September 11, 2002
--------------------------------
          Paul Scott

              *                     Director                                      September 11, 2002
--------------------------------
        Joshua W. Soske

* By:  /s/ Stanley E. Kazmierczak
      --------------------------
          Stanley E. Kazmierczak
          Attorney in Fact

                                INDEX TO EXHIBITS



   Exhibit
     No.                             Exhibit
     ---  --------------------------------------------------------------------

     2.1 Agreement and Plan of Merger, dated as of October 30, 2000, by and among the Registrant, WCS Acquisition Subsidiary, Inc. and Woodwind Communications Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 5, 2001 (File No. 000-31903)).

     2.2 Agreement and Plan of Merger, dated as of October 17, 2001 by and between the Registrant and MOS Acquisition Corporation (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 15, 2002 (File No. 333-82870)).

     4.1 Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

    4.2.1 Rights Agreement dated as of July 25, 2001 by and between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 25, 2001 (File No. 000-31903)).

    4.2.2 Amendment No. 1 to Rights Agreement dated as of October 17, 2001 by and between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 1 to Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

    4.3.1 Securities Purchase Agreement dated as of October 17, 2001 by and among the Registrant and the Investors named therein (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

    4.3.2 Securities Purchase Agreement dated as of October 19, 2001 by and between the Registrant and Whitman Partners, L.P. (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

     4.4 Stockholders' Agreement dated as of October 17, 2001 by and among the Company and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.2 to the Company's Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

     5.1* Opinion of Pillsbury Winthrop LLP.

     23.1 Independent Auditors' Consent.

    23.2* Consent of Pillsbury Winthrop LLP.

    24.1* Power of Attorney.


     * Previously filed